SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549


Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)




                       Counsel Corporation
(Name of Issuer)

                 Common Stock, par value $0.01 per share
(Title of Class of Securities)

                             22226R102
(CUSIP Number)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 5 Pages



(Continued on following page(s))
Page 2 of 5 Pages

CUSIP NO. 22226R102
1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Zesiger Capital Group LLC
      Tax Id. No. 13-3813880


2.    Check the Appropriate Box if a Member of a Group*

      (a)
                 N/A
      (b)

3.    SEC Use Only


4.    Citizenship or Place of Organization

      New York, New York


Number                 5.    Sole Voting Power                1,108,000
of
Shares                 6.    Shared Voting Power                     N/A
Beneficially
Owned by Each          7.    Sole Dispositive Power           1,649,800
Reporting
Person With            8.    Shared Dispositve Power                 N/A



9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,649,800


10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

      N/A

11.   Percent of Class Represented by Amount in Row (9)

      5.9%

12.   Type of Reporting Person*

      Investment Adviser (IA)


                             Page 3 of 5 Pages

Item 1.

      (a)   Name of Issuer:

                 Counsel Corporation

      (b)   Address of Issuer's Principal Executive Office:

                 The Exchange Tower
                 Suite 1300
                 P.O. Box 435
                 2 First Canadian Place
                 Toronto, Ontario
                 Canada M5X 1E3

Item 2.     (a), (b) and (c) Name of Persons Filing, Address of Principal
             Business Office and Citizenship:

            Zesiger Capital Group LLC
            320 Park Avenue, 30th Floor
            New York, New York  10022

            New York

      (d)   Title of Class of Securities:

                 Common Stock

      (e)   CUSIP number:

                 22226R102




Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a(n):

             X Investment Advisor registered under section 203 of the Investment Advisors Act of 1940








                              Page 4 of 5 Pages


Item 4.     Ownership

            (a)  Amount Beneficially Owned

                 1,649,800

            (b)  Percent of Class

                 5.9%

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote

                       1,108,000

                 (ii)  shared power to vote or to direct the vote

                       N/A

                 (iii) sole power to dispose or to direct the disposition

                       1,649,800

                 (iv)  shared power to dispose or to direct the disposition of

                       N/A

                  Zesiger Capital Group ("ZCG") hereby disclaims beneficial ownership of all the above securities. Such securities are held in discretionary accounts which ZCG manages.

Item 5.     Ownership of Five Percent or Less of a Class.

            N/A


Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Clients for whom Zesiger Capital Group LLC acts as an investment adviser may withdraw dividends or the proceeds of sales from the accounts managed by Zesiger Capital Group. No single client account owns more than 5% of the class of securities.






                       Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            N/A

Item 8.     Identification and Classification of Members of the Group

            N/A


Item 9.     Notice of Dissolution of Group

            N/A

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of businesss and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 7, 1997

                                   Date

                                   /s/ Barrie R. Zesiger
                                   Managing Director - Administration